Taubman

Change is Still Needed at Taubman Centers: Supplement to Land & Buildings' April 2018 Presentation

May 2018

LAND and BUILDINGS

www.SaveTaubman.com
Please email questions or comments to:
SaveTaubman@LandandBuildings.com

Executive Summary

- This presentation provides additional material regarding Taubman Centers' persistent underperformance versus its Class A Mall Peers and the urgent need for change (please click here to view April 2018 presentation):

  - Taubman's new *'Independent Directors'* have seemingly failed shareholders by preserving the status quo at the Company

  - The Company's response to Land & Buildings' concerns is an insincere attempt to ward off change

  - Recent photo tour highlights Taubman's reluctance to make simple changes to improve operations

- Taubman has attempted to create the **perception** of improvement, but the same core issues leading to substantial underperformance persist due to:

  - ✗ *The same underlying* **resistance to truly embrace good corporate governance**

  - ✗ *The same* **operational deficiencies**

  - ✗ *The same* **stubborn approach to capital allocation**

Source: Company filings
Note: Class A Mall Peers defined by Land & Buildings as GGP, Inc., The Macerich Company, and Simon Property Group Inc., which are the only U.S. publicly traded regional mall companies (in addition to TCO) that primarily own class A, high sales productivity, enclosed regional malls (collectively, "Class A Mall Peers"); See also Land & Buildings' definitive proxy statement filed with the SEC on April 25, 2018 for additional detail regarding Taubman's concerning actions.

Taubman's New 'Independent Directors' Have Failed Shareholders, In Our View

- **Would truly independent directors seemingly stand idly by in the face of continued governance and operational failures at Taubman?**

- In recent months, these directors have apparently endorsed:

  - ✗ **No engagement with L&B** – *in response to our letter to the three new independent directors asking for a meeting, director Myron Ullman sent us a letter denying our request, concluding with the following: "If you have any additional ideas or suggestions, please provide them in writing"*

  - ✗ **No process around improving capital allocation** – *and continued efforts to move forward with more developments*

  - ✗ **No process around improving operations** – *and, in fact, the Company's performance has deteriorated*

  - ✗ **No engagement on elimination of Taubman's Series B shares** *even after we reached out to the three new independent directors to seek a collaborative solution*

Taubman's engagement of an executive search firm to identify new directors is ineffective, in our view, as the newly appointed directors continue to endorse business as usual in conflict with the best interests of all shareholders

Source: Company filings

Taubman's New 'Independent Directors' Are Not Even 'New' or 'Independent,' In Our View

- In its latest letter, Taubman does not even refute the conflicts we raised with the newly appointed independent directors, Michael Embler and Mayree Clark, regarding their ties to the Company or the Taubman Family

- Taubman's focus on the "applicable SEC and NYSE standards" justifies the bare minimum, in our view, and supports the notion that changes since the 2017 Annual Meeting have been largely cosmetic and insufficient to reverse the trend of value destruction at the Company

- A truly independent shareholder representative with no ties to Taubman or the Taubman Family is needed in the boardroom to help reverse the status quo and instill accountability

Taubman's May 1st Letter to Shareholders



Both of these new directors are up for election, as is our Chief Operating Officer, William S. Taubman, and the Board recommends that shareholders vote "FOR" each of its director nominees – Mayree C. Clark, Michael J. Embler, and William S. Taubman – on the enclosed WHITE proxy card.

Following a comprehensive process with an independent search firm, the Board appointed as directors Mayree C. Clark, Founding Partner of Eachwin Capital LP, and Michael J. Embler, former Chief Investment Officer for Franklin Mutual Advisers LLC. Ms. Clark and Mr. Embler are strong, independent voices, and they bring significant investor stewardship experience to our boardroom. In addition, their appointments further increased the diversity of the Board and reduced the average age and tenure of the Company's independent directors. Both are independent directors under applicable SEC and NYSE standards.

Taubman continues to harm shareholders by appointing 'independent directors' more likely to preserve the status quo, in our view

Source: Company filings
Note: In 2018, Taubman appointed two new 'independent' directors: (i) Mayree Clark, the investment banker who promoted and led the initial public offering (IPO) of Taubman Centers in 1992 at Morgan Stanley and (ii) Michael Embler, who was the former CIO of Franklin Mutual Advisors, a company which close Taubman Family friend, Michael Price, was the chairman of for many years. During a prior engagement, Mr. Price informed Land & Buildings that he was a friend of Al Taubman, the Founder of Taubman Centers and the father of Chairman, President and CEO Bobby Taubman. Mr. Price also noted that he first met Bobby decades ago and walked malls with Bobby at the time. Taubman Family consisting of Chief Executive Officer, President and Chairman Robert "Bobby" Taubman, Chief Operating Officer and director William "Billy" Taubman, Gayle Taubman Kalisman and the A. Alfred Taubman Restated Revocable Trust (collectively, the "Taubman Family")

Eliminate the Dual-Class Voting Share Structure

- Taubman's dual-class voting structure serves one primary purpose – the Taubman Family's avoidance of taxes , in our view
  - A dual-class structure has no place in the modern REIT era, represents a conflict of interest with common shareholders and disenfranchises shareholders

- Taubman's argument is **akin to a convertible preferred equity holder having voting rights for its economic interest as if it had converted**

- **Why do only 3 out of the 83 publicly-traded U.S. REITs covered by Green Street Advisors still have dual-class share structures if they truly align economic incentives and benefit all shareholders?**

Taubman's May 1st Letter to Shareholders



Taubman's dual-class voting structure has disenfranchised common shareholders for years, highlighted by the rejection of the SPG offer and director voting results at the 2017 Annual Meeting

Source: Company filings, Wall Street Research; Simon Property Group ("SPG") filings, The New York Times: "Big Mall Owner Rejected in Bid for Taubman", November 14, 2002

Who Uses a 2-year and 20-year Horizon to Measure Performance?

- Taubman's presentation of performance over the 2-year and 20-year time horizon is misleading, in our view, taking credit for performance following the announcement of Elliott's stake

> **The Company Has a Demonstrated History of Operational and Financial Success**
>
> Our Board and management team have consistently delivered superior long-term results for shareholders, growing total shareholder returns in a sustainable and responsible manner through several market cycles. **In fact, we have been the best performing public mall REIT over both the last two and 20 years**[1]. We have an outstanding track record of growth and value creation and are successfully executing on a clear strategic plan to own, manage, develop, and acquire high-quality retail properties that deliver superior financial performance to shareholders. This strategy is driven by the critical oversight and significant operating experience of members of the Board.

- **TCO underperformed its Class A Mall Peers by 22% since the 2017 Annual Meeting** through the announcement of additional activism highlighting apparent investor dissatisfaction with the status quo at Taubman and need for change

- TCO has underperformed its Class A Mall Peers over the most relevant time horizons, in our view, including trailing 5-, 3- and 1-year time horizons



Total Relative Shareholder Return
(TCO / Class A Mall Peer Average)

	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year	Since 2017 Annual Meeting	Since Elliott Activism
TCO	-19%	-23%	-26%	-16%	9%
Class A Mall Peers	37%	1%	-6%	6%	-8%
TCO Underperformance	**-56%**	**-24%**	**-20%**	**-22%**	**18%**

Source: Bloomberg data, Company filings, Bloomberg article "Singer's Elliott Builds Stake in Taubman; Urges Changes" dated November 13, 2017; The Wall Street Journal article "Second Activist Investor Buys Stake in Mall Owner Taubman" dated November 14, 2017 and CNBC article "Mall owner Taubman now faces double the activist pressure" dated November 14, 2017

Note: See Land & Buildings' definitive proxy statement filed with the SEC on April 25, 2018 for additional detail; Returns since 2017 Annual Meeting based on unaffected total returns through November 9, 2017 prior to activism reported by REIT Wrap on November 10, 2017; Returns "Since Elliott Activism" calculated from November 9, 2017 through April 24, 2018; 5-, 3- and 1-year trailing returns calculated using November 9, 2017 as end date

Taubman's Operations Continue to Lag Peers

- In contrast to the ***perception*** of change put forth by Taubman, ***operations continue to suffer*** relative to Class A Mall Peers

- EBITDA margins deteriorated by **310 bps** in 2017, further widening the gap to Class A Mall Peers to **930 bps**

- Taubman continues to leave money on the table:
  - × Not addressing **short term leasing** opportunities
  - × Not addressing **advertising** and **open space opportunities**
  - × Not addressing lack of **kiosks and food & beverage** options

- EBITDA margins declined by **230 bps** in the first quarter of 2018, while its Class A Mall Peers EBITDA margins increased by **60 bps**

- Taubman does not appear to be capitalizing on the opportunity to achieve premium expense reimbursement through fixed CAM lease structures to the same degree as Class A Mall Peers

Where is the accountability? A true shareholder representative is needed in the boardroom to help improve operations

Source: Company filings, Bloomberg data, Class A Mall Peer filings

Money is Left on the Table as Suggested Improvements Continue to be Ignored

- Last year, Land & Buildings pointed out relatively simple operational improvements to help close the gap with respect to EBITDA margins in relation to Class A Mall Peers *(930 bps in 2017)*
  - *Recent photos from some of Taubman's largest malls indicate that* ***not much has changed*** *over the past year*

Short-term Leasing?



Where is the Short-Term Leasing?
Taubman
Lost revenue opportunity!
Too many vacancies in the best malls!
Competitors
No money left on the table!
Temporary tenant!
Pretty pictures don't pay rent!
Pop-up store!
LANDandBUILDINGS
23
www.SaveTaubman.com

Kiosks & Food Vendors?



Where Are the Kiosks?
Taubman
No kiosks!
Lost revenue opportunity!
Competitors
Kiosks!
Just empty space!
No money left on the table!
LANDandBUILDINGS
22
www.SaveTaubman.com

Advertising Revenue?



Where is the Advertising?
Taubman
Unsponsored
Lots of movie ads!
Competitors
Unused prime advertising space!
Sponsored charging stations!
$ $ $
LANDandBUILDINGS
24
www.SaveTaubman.com

Taubman appears to have ignored the opportunity to improve margins through what we view as relatively simple operational enhancements

Source: Company filings, Bloomberg data, Land & Buildings' research and observations from visits and photos from Taubman malls in March 2017 and May 2018

Taubman is Still Not Taking Advantage of Dead Space

One year later...Still the Same



Mall at Short Hills (Mar. 2017)



Mall at Short Hills (May 2018)



Mall at Short Hills (Mar. 2017)



Mall at Short Hills (Mar. 2017)



Mall at Short Hills (May 2018)



Mall at Short Hills (May 2018)

Taubman Malls continue to boast barren spaces, lacking the excitement of short-term leasing and satisfaction from adequate food & beverage amenities

Source: Photos from mall visits in March 2017 and May 2018

Taubman is Lagging in the Shift from Apparel to Food and Dining, In Our View – Why Not Capitalize on Open Space?



International Marketplace (Mar. 2017)



International Marketplace (May 2018)



International Marketplace (Mar. 2017)



International Marketplace (May 2018)

Source: Photos from mall visits in March 2017 and May 2018

Several Inline Spaces Are Still Vacant Over One Year Later

**Here, the same vacancy expanded…
But now there's even more white space**



Mall at Short Hills (Mar. 2017)



Mall at Short Hills (May 2018)



Mall at Short Hills (Mar. 2017)



Mall at Short Hills (May 2018)

Source: Photos from mall visits in March 2017 and May 2018

Ample Vacant Spaces with Plain Barricades Are Not Applealing



Mall at Short Hills (Mar. 2017)

Short-term leasing helps with activity at a center yet Taubman continues with the same old disruptive barricades



Mall at Short Hills (May 2018)



Mall at Short Hills (May 2018)



Mall at Short Hills (May 2018)

Why not add relevant promotional advertising?



Mall at Short Hills (May 2018)

Source: Photos from mall visits in March 2017 and May 2018

Same Vacancy & Same Ad – How About Some Change?



Cherry Creek (Mar. 2017)



Cherry Creek (May 2018)

**Nothing has changed
here in over a year…**

The Company can improve margins and reverse its trend of underperformance with a simple effort to make its centers more dynamic, in our view

Source: Photos from mall visits in March 2017 and May 2018

Capital Allocation is Still a Problem

- Taubman's development track record is littered with poor capital allocation decisions that have destroyed shareholder value, in our view, yet the Board appears to have given the green light to a new development in Korea

- Consider the following continued capital allocation mishaps:

  × Persistent construction cost overruns

  × Delayed openings on over half new developments

  × High end focus appears out of touch with changing retail landscape

  × Likely to significantly miss forecasted stabilized returns

  × Substantial impairments likely needed

- Since the 2017 Annual Meeting, Taubman has lowered yields, delayed stabilizations, and ultimately guided towards higher leverage

  × **Chesterfield** just the latest blunder announced by Taubman in April where *the Company plowed ahead despite countervailing investor concerns*

  × *Taubman's debt to EBITDA not expected to reach its targeted range of 6-8x until 2020*

Source: Company filings, Wall Street Research, St. Louis Post-Dispatch: "A new life for Taubman Prestige Outlets in Chesterfield", April 27, 2018

Why Did Taubman Ignore Investors Regarding Chesterfield?

- Land & Buildings highlighted Taubman's ill-fated development at Chesterfield, which opened in 2013, in a presentation before the 2017 Annual Meeting

- The recently announced agreement with the Staenberg Group where Taubman is abandoning the outlet center appears to validate Land & Buildings' view that the **$130M** development – which was widely opposed upon conception – has been a value-destroying endeavor



*"**Taubman Centers Inc. is effectively waving a white flag in its four-year retail battle with Simon Properties**…Both shopping centers opened within weeks of each other, leaving many analysts and experts puzzled over why Taubman, which had yet to tinker with outlet malls, would try to compete with the more prominent Simon"*

St. Louis Post-Dispatch, April 27, 2018

*"**…a project that no one wanted built to begin with…it never lived up to the hype, and this is what we were afraid of all along,**"*

Alexander Goldfarb, Sandler O'Neill

Source: Company filings, Wall Street Research, St. Louis Post-Dispatch: "A new life for Taubman Prestige Outlets in Chesterfield", April 27, 2018

New Board Representation: Elect Jonathan Litt

Mr. Litt is well qualified to add value to the Board of Directors:

- ✓ **A majority of common shareholders supported Mr. Litt**'s election to the Board in 2017

- ✓ **Three proxy voting advisory firms supported the election of Mr. Litt** at the 2017 Annual Meeting

- ✓ **Mr. Litt meets the director qualifications that TCO outlines in its proxy statement for the Annual Meeting**, including senior leadership, business entrepreneurship and transactional experience, financial and accounting experience, real estate experience and public company board experience

- ✓ **Mr. Litt would immediately** use his decades of successful experience in the REIT and mall sectors to **help drive positive operational and capital allocation improvements** at Taubman

- ✓ **Mr. Litt would immediately assess and push** for a strong focus on identifying opportunities and developing strategies **to maximize long-term shareholder value** at the Company

Source: Company filings and voting results from the 2017 Annual Meeting, Glass Lewis research, ISS research, Egan-Jones research

Immediate Action if Jonathan Litt is Elected at Annual Meeting

If Mr. Litt is elected to the Board he would take a **constructive approach** to encourage corporate governance enhancements and strategic modifications **for the good of all shareholders**:

1. Motion to split Chairman and CEO roles

2. Motion to form special committee of independent directors to evaluate elimination of dual-class voting share structure

3. Motion to form capital allocation committee to evaluate ways to improve performance at Taubman, including strategic alternatives, capital allocation and operations

4. Motion to sell assets to take advantage of the arbitrage between private and public markets given the substantial discount at which the shares trade relative to net asset value

Note: Net asset value ("NAV") based on Wall Street Research

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Land & Buildings Investment Management, LLC ("Land & Buildings") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Land & Buildings, and are based on publicly available information with respect to Taubman Centers, Inc. ("Taubman" or the "Company") and certain other companies referenced herein. Certain financial information and data used herein have been derived or obtained from public filings, including filings made by Taubman with the Securities and Exchange Commission ("SEC"), and other sources. Land & Buildings recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Land & Buildings' conclusions.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Land & Buildings shall not be responsible or have any liability for any misinformation contained in any such SEC filing or third party report relied upon in good faith by Land & Buildings that is incorporated into this presentation. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Land & Buildings and any third party or parties by virtue of furnishing this presentation.

The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect Land & Buildings' various assumptions concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein and Land & Buildings disclaims any liability with respect thereto. Actual results may differ materially from those contained in the forward-looking statements.

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There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

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